Exhibit 99.1

FOR IMMEDIATE RELEASE

TOM MANLEY JOINS DRAGONWAVE’S BOARD OF DIRECTORS

Ottawa, Canada, December 1, 2009 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, is pleased to announce that Tom Manley is joining the company’s Board of Directors as a non-executive director, effective today.

Mr. Manley has over 25 years of financial management and general management experience in increasingly senior positions. Most recently, he was chief financial officer of Avaya Inc., a global telecommunications leader with $5.2 billion of revenue. From 2001 to 2008, he was chief financial officer and senior vice president of administration for Cognos Inc., until it was acquired by IBM Inc. From 1983 to 2001, Mr. Manley held a breadth of progressive management positions at Nortel Networks, including chief financial officer of the High Performance Optical Component Solutions group, senior vice president finance, and general manager of the Advanced Public Access Systems Division

“Tom brings a wealth of senior executive experience in the global telecommunications arena,” said Gerry Spencer, Chairman of DragonWave’s board of directors. “He understands the markets we address and the customers who purchase our equipment. Tom’s record of accomplishment and industry experience complements our existing board membership and we look forward to his contribution to the success of DragonWave.”

“I am pleased to be joining the DragonWave Board at such an exciting time for the company,” said Mr. Manley. “I look forward to assisting the DragonWave team achieve its objectives.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts
John Lawlor	Nadine Kittle
Vice President, Investor Relations	Marketing Communications
DragonWave Inc.	DragonWave Inc.
jlawlor@dragonwaveinc.com	nkittle@dragonwaveinc.com
Tel: 613-599-9991 ext 2252	Tel: 613-599-9991 ext 2262
Becky Obbema
Interprose Public Relations
(for DragonWave)
Becky.Obbema@interprosepr.com
Tel: (408) 778-2024